Exhibit (a)(iv)

PO Box 219015, Kansas City, MO 64121-9015

Dear Stockholder:
Our records show that you have submitted a redemption request under the share redemption program (the “SRP”) of KBS Strategic Opportunity REIT, Inc. (“SOR”) that has not yet been satisfied in part or in full. This communication is to inform you that, on September 14, 2017, SOR commenced a self-tender offer (the “Offer”) for up to 3,553,660 shares of common stock at a price of $14.07 per share, or approximately $50 million of shares. Unless extended or withdrawn, the tender offer will expire at midnight Eastern Time on Thursday, October 12, 2017.
The company is conducting the Offer in order to make liquidity available to stockholders in excess of that permitted under the SRP. Because of the ongoing Offer, the SRP has been suspended from September 29, 2017 through October 31, 2017, meaning no redemptions will be made in September or October (including those requested following a stockholder’s death, qualifying disability or determination of incompetence). SOR has cancelled all outstanding redemption requests under the SRP as of the commencement of the Offer and is not accepting any redemption requests under the SRP during the term of the Offer.
The Offer price of $14.07 per share is 95% of our most recent estimated value per share and will be paid in cash, less any applicable withholding taxes and without interest, as further described in the Offer to Purchase and Letter of Transmittal filed with Securities and Exchange Commission on September 14, 2017. Questions or requests for assistance may be directed to, and copies of the Offer to Purchase and Letter of Transmittal may be obtained by going to SOR’s website at www.kbsstrategicopportunityreit.com or by calling DST Systems, Inc. at 866-584-1381. If you would like to tender a portion or all of your shares pursuant to the terms of the Offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by midnight Eastern Time on October 12, 2017.

If you would like to submit a redemption request under the SRP, you may do so after the Offer expires. Because the SRP has been suspended through October 31, 2017, redemptions under the SRP will resume (a) on the last business day of November for requests related to a stockholder’s death, qualifying disability or determination of incompetence and (b) on the last business day of December for all other requests.

If you feel an error has been made, please contact your financial advisor or DST Systems at 866-584-1381.
Sincerely,
Keith D. Hall
Chief Executive Officer